Megan Sweeney
Trustee, SEIU Benefit Plans Master Trust
SEIU Master Trust
1800 Massachusetts Avenue, NW
Washington, DC 20036

Filing this communication on EDGAR is not required by the SEC’s rules, but is being done voluntarily.

May 4, 2022

Dear United Shareholder,

Though companies have a legitimate business interest in influencing laws and regulations, such activities carry numerous risks. Shareholders should receive full information about policy influence activities to enable them to assess the risks as well as the adequacy of a company’s oversight of them, and to evaluate whether those activities are in the best interests of long-term shareholders.

United Airlines Holdings Inc. (“United” or the “Company”) shareholders can call for greater disclosure of United’s direct and indirect lobbying expenditures at the Company’s annual shareholder meeting on May 25, 2022. Item 4 on United’s proxy card, “Stockholder Proposal Regarding Disclosure of Lobbying Policies and Activities” (the “Proposal”), sponsored by John Chevedden, asks United to disclose policies and procedures governing lobbying, payments used for direct or indirect lobbying as well as grassroots lobbying communications, membership in and payments to tax-exempt organizations that write and endorse model legislation, and the board and management’s decision-making process for making those payments.

We believe that full disclosure would:

•	Allow shareholders to assess whether United’s lobbying is in long-term shareholders’ best interests;
•	Highlight potential areas of misalignment between United’s lobbying activities and its values and public statements; and
•	Permit shareholders to gauge the quality of United’s oversight of lobbying activities.

Trade associations and social welfare organizations can be used by companies to engage indirectly in lobbying with which a company would prefer not to be publicly associated. United discloses its memberships in some of its trade associations, including Airlines for America (“A4A”), the International Air Transport Association (“IATA”), and the U.S. Chamber of Commerce. The Company does not, however, disclose other kinds of indirect lobbying, including that done by social welfare organizations (or “dark money” groups) or organizations to which its trade associations contribute.

2

The recent bribery scandal at FirstEnergy shows the dangers of payments to dark money groups. FirstEnergy, an electric utility with distribution companies in five states, including Ohio,1 disclosed payments to trade associations. It did not, however, disclose payments to dark money groups used for lobbying. From 2017 to 2020, FirstEnergy gave $60 million to Generation Now, a non-profit affiliate of a dark money group controlled by the Speaker of the Ohio House, who in return ensured that legislation bailing out two FirstEnergy power plants would pass (and helped himself to $500,000 of FirstEnergy’s contribution). Generation Now also contributed to other dark money groups. FirstEnergy settled federal criminal bribery charges related to the scheme last year.2

United does not disclose lobbying it does outside the United States, though it engages in direct and indirect foreign lobbying. In 2020, A4A spent between 300,000€ to 399,999€ in lobbying in the EU.3 In a 2020 EU consultation response, A4A rejected EU mandates on sustainable aviation fuels (“SAF”), claiming they are “a long way from being commercially viable at scale.”4 A November 2021 EU consultation response opposed the EU's proposed SAF mandate, stating that "If the EU nevertheless proceeds with a mandate: The regulation should not be applied to non-EU carriers' international flights."5 According to InfluenceMap, IATA has “actively opposed key national and EU aviation climate policies including the full inclusion of aviation in the EU Emissions Trading System, kerosene fuel taxes, and ticket taxes on flights.”6 The EU transparency register indicates that in 2020, United also spent an estimated 50,000€ to 99,999€ on lobbying in the EU.7 United’s own submission to the 2020 EU consultation suggests United does not support an EU SAF mandate.8

State and local lobbying efforts, direct and indirect, are not disclosed by United outside of legally-mandated filings. Reports indicate that A4A has engaged in extensive lobbying related to airport worker pay and benefits. A4A lobbied against requirements that San Francisco airport workers be provided with health insurance benefits,9 as well as living wage agreements or improvements to such agreements covering workers at LAX, the Minneapolis-St. Paul airport, and Chicago- and D.C.-area airports.10 In 2018, A4A lobbied heavily against the minimum wage increases approved by the Port Authority of New York and New Jersey and later argued that the Port Authority’s “assertion of safety and security to justify higher wages is ‘gloss’ to mask social goals.”11

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1 https://firstenergycorp.com/about/utilities.html

2 https://www.npr.org/2021/07/23/1019567905/an-energy-company-behind-a-major-bribery-scandal-in-ohio-will-pay-a-230-million-

3 https://lobbyfacts.eu/representative/09833ba116874869bbbb7334774800cc/airlines-for-america

4 Airlines for America Comments on the ReFuelEU Aviation – Sustainable Aviation Fuels Roadmap, Apr. 21, 2020, https://ec.europa.eu/info/law/better-regulation/have-your-say/initiatives/12303-Sustainable-aviation-fuels-ReFuelEU-Aviation/F513318_e

5 A4A Comments on Key Pieces of the European Commission’s (EC) “Fit for 55” Package: ReFuelEU Aviation, RED III, and EU ETS for Aviation, Nov. 8, 2021, https://ec.europa.eu/info/law/better-regulation/have-your-say/initiatives/12494-EU-emissions-trading-system-updated-rules-for-aviation/F2751094_en

6 https://influencemap.org/report/Aviation-Industry-Lobbying-European-Climate-Policy-131378131d9503b4d32b365e54756351

7 United Airlines Transparency Registry, https://ec.europa.eu/transparencyregister/public/consultation/displaylobbyist.do?id=371838712280-15

8 Sustainable aviation fuels – ReFuelEU Aviation public consultation; Available at: https://ec.europa.eu/info/law/better-regulation/have-your-say/initiatives/12303-ReFuelEU-Aviation-Sustainable-Aviation-Fuels/public-consultation_en

9 https://www.bizjournals.com/sanfrancisco/news/2020/11/03/healthy-airport-ordinance-passes-board-supes-sf.html

10 https://drive.google.com/file/d/1qpgWSO5EacS1qSJCLIUN0X407OoykosP/view; https://www.washingtonpost.com/local/trafficandcommuting/contract-workers-at-national-and-dulles-look-to-2017-for-a-wage-increase-win/2016/12/29/6d87eb12-c3a2-11e6-9578-0054287507db_story.html; https://chicago.suntimes.com/2017/9/6/18395163/13-45-an-hour-wage-cleared-for-takeoff-at-o-hare-midway-airports; https://chicago.suntimes.com/city-hall/2022/1/24/22899874/higher-hourly-pay-airport-contract-workers-ohare-midway-chicago-city-council-committee-vote; https://www.twincities.com/2015/04/19/airport-commission-gets-pushback-on-possible-msp-wage-hike/

11 RE: Supplemental Comments Regarding Proposed Minimum Wage Mandate, Airlines for America, Port Authority of NY & NJ, 07/27/2018, at 30.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in United’s proxy statement.

3

United also does not report on direct or indirect grassroots lobbying efforts. In 2017, press reports highlighted the machinations of a “grassroots” organization, Flyers for Fairness, which advocated for privatization of the air traffic control system. Although Flyers for Fairness did not disclose its funders, its head referred reporters to A4A when they inquired about where the group obtained funding.12 During debate over a privatization bill, U.S. Rep. Peter DeFazio referred to Flyers for Fairness as a “fake Astroturf group.”13 Astroturfing is “organized activity that is intended to create a false impression of a widespread, spontaneously arising, grassroots movement in support of or in opposition to something (such as a political policy) but that is in reality initiated and controlled by a concealed group or organization (such as a corporation).”14

Indirect grassroots lobbying poses particular risks for companies, as they often have little or no control over astroturf organizations and their vendors. These risks are illustrated by a supposedly grassroots lobbying campaign conducted by Broadband for America (“BfA”), which was funded by cable and internet companies. Two years after the campaign, BuzzFeed News reported that a BfA vendor had misappropriated personal information exposed in a large data breach to generate over a million nearly identical comments, many from commenters who denied submitting them.15 Last year, New York’s attorney general Letitia James settled claims related to the incident, issuing a report finding that nearly 18 million of the 22 million comments the FCC received on net neutrality were fraudulent16 and that nine of the 18 million were generated by BfA’s campaign.17 According to AG James, BfA “hid its role in the campaign by recruiting anti-regulation advocacy groups — unrelated to the broadband industry — to serve as the campaign’s public faces,”18 creating an unaccountable environment that was “ripe for fraud.”19

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12 https://www.aviationacrossamerica.org/news/2017/09/08/the-astroturf-is-greener-on-the-other-side-of-air-traffic-debate/

13 “Washington: Improving Aviation,” U.S. Official News, Sept. 14, 2017.

14 https://www.merriam-webster.com/dictionary/astroturfing

15 https://www.buzzfeednews.com/article/jsvine/net-neutrality-fcc-fake-comments-impersonation

16 https://ag.ny.gov/press-release/2021/attorney-general-james-issues-report-detailing-millions-fake-comments-revealing

17 https://ag.ny.gov/sites/default/files/oag-fakecommentsreport.pdf, at 13.

18 https://ag.ny.gov/sites/default/files/oag-fakecommentsreport.pdf, at 11.

19 https://ag.ny.gov/sites/default/files/oag-fakecommentsreport.pdf, at 18.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in United’s proxy statement.

4

Corporate lobbying activities create risks when they contradict a company’s stated values or public statements, or when they are inconsistent with customers’ or the public’s interest. There are examples of such misalignment involving United. United says it is committed to "providing a level of service to our customers that makes us a leader in the airline industry" and that its goal is to "make every flight a positive experience for our customers."20 However, A4A has taken positions inconsistent with that commitment. For example, it opposed rules requiring that airlines show the full price of tickets, including fees and taxes,21 and establishing specific requirements to display information about on-time flight performance and cancellation data on airline websites, in easy to find locations during the booking process.22 A4A also urged the Department of Transportation to scale back enforcement of a requirement for prompt wheelchair assistance to passengers with disabilities.23

Similarly, United has publicly committed to a carbon emissions reduction target.24 But three of its trade associations have lobbied against regulations aligned with the goals of the Paris Climate Agreement. In addition to A4A’s and IATA’s EU lobbying discussed above, the U.S. Chamber of Commerce has a long history of lobbying to roll back specific U.S. climate regulations and has promoted regulation that would significantly slow a transition away from a greenhouse gas (GHG) emission-intense energy mix.25

In its statement in opposition to the Proposal, United’s board claims that the Company “has already provided certain lobbying disclosures and reports on lobbying expenditures as required by federal, state, or local jurisdictions.” The Proposal asks United to go beyond legal disclosure requirements, which are weak or nonexistent in some places, in order to give shareholders a full picture of the Company’s lobbying activities. United’s board also urges that “the company’s lobbying expenditures are not financially material to the Company.” The amount spent on lobbying does not determine the risks created by those activities, however. Reputational damage can be costly for a company: Estimates peg the value of corporate reputation at over one-third of market capitalization26 and one researcher concluded that reputation drives between three and 7.5% of annual revenues.27 According to the Reputation Institute, a one-point increase in overall reputation score is correlated with a 2.6% increase in share value.28

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20 https://www.united.com/ual/en/us/fly/customer-commitment.html

21 Comments of Airlines for America Part Two: Proposals for Specific Repeal or Amendment of Specific DOT Economic Regulations Docket DOT-OST-2017-0069 https://www.regulations.gov/comment/DOT-OST-2017-0069-2751, at 12.

22 Id. at 18.

23 Id. at 30.

24 Environmental sustainability _ United Airlines Corporate Responsibility Report, https://crreport.united.com/environmental-sustainability

25 https://insideclimatenews.org/news/29062021/us-chamber-of-commerce-downplay-climate-threat-new-report-concludes/

26 “The 2018 U.K. Reputation Dividend Report,” at 1 (http://reputationdividend.com/files/6215/1939/6597/UK_2018_report_Final.pdf); https://mumbrella.com.au/new-research-finds-strong-corporate-reputation-helps-companies-weather-financial-storms-587354

27 See https://instituteforpr.org/reputation/

28 https://www.reputationinstitute.com/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in United’s proxy statement.

5

For the reasons discussed above, we urge you to vote FOR Item 4 on United’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in United’s proxy statement.